774A Walker Rd., Great Falls, VA 22066

December 16, 2020

Courtney Lindsay

Dorrie Yale

Christie Wong

Mary Mast

Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Live Oak Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed December 15, 2020

File No. 333-249691

Ladies and Gentlemen:

Thank you for your letter dated December 15, 2020, addressed to the undersigned, Andrea Tarbox, Chief Financial Officer of Live Oak Acquisition Corp. (the “Company” or “Live Oak”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Amendment No. 2 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 15, 2020 (“Amendment No. 2”).

We appreciate the effort that went into the Staff’s comments. We have considered the Staff’s comments on Amendment No. 2 carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment. Where our response is contained in Amendment No. 3 to the Registration Statement (“Amendment No. 3”) which is filed with this letter, we have so indicated and, where appropriate, provided a section reference.

The page numbers mentioned in the headings refer to the page numbers of Amendment No. 2 and the page numbers mentioned in responses refer to the page numbers of Amendment No. 3.

Proposal No. 4 - The NYSE Proposal, page 109

1.	We note your revised disclosures in response to prior comment 4 regarding the issuance of securities to "related parties." Please revise to clarify the identity of the related parties.

Response: The Company has revised Amendment No. 3 to address the Staff’s comment. See “Proposal No. 4—The NYSE Proposal—Why Live Oak Needs Stockholder Approval” on page 109.

Information about Danimer - Intellectual Property, page 128

2.	We note your revised disclosures in response to prior comment 6. Please revise to further clarify Danimer's expiration dates (or range of expiration dates) for the issued patents, and separately, for the pending patent applications. To the extent that Danimer has any patents that are soon to expire, please revise your disclosures as appropriate in the prospectus to disclose any material impact on its business. Please also revise to state the material countries in which Danimer has issued patents, as well as for Danimer's pending patent applications.

Response: The Company has revised Amendment No. 3 to address the Staff’s Comment. See “Information About Danimer—Intellectual Property” on page 128.

Exhibits

3.	We note your revised exhibit in response to prior comment 8. Please revise to clarify that the closing of the transaction referenced in Proposal No. 1 is conditioned on the approval of certain proposals, or advise. We noted your disclosure in the prospectus stating that the closing is conditioned on the approval of various proposals.

Response: The Company has revised Exhibit 99.9 to Amendment No. 3 to address the Staff’s comment.

If the Staff has comments or questions regarding our responses set forth above or the revised information statement, we would appreciate an opportunity to discuss those matters in a conference call with the Staff, and we are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned at (203) 858-0934 or our counsel, Edward S. Best of Mayer Brown LLP, at (312) 701-7100, if you have any other comments or questions.

As we have communicated orally, the parties would very much like to be in a position to distribute the definitive proxy statement as soon as possible to be in a position to complete the transaction prior to year-end and would therefore appreciate the Staff’s expedited review of the few changes to Amendment No. 3. If there is anything we can do to assist the Staff in expediting the process, please let us know.

Very truly yours,

/s/ Andrea Tarbox
Andrea Tarbox
Chief Financial Officer

cc:	Edward S. Best
John R. Ablan
Mayer Brown LLP

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